SECUR[barcode] 04019013 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MISSION SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2244 CARMEL VALLEY ROAD, SUITE B
(No. and Street)

DEL MAR, (City) CALIFORNIA (State) 92014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CRAIG BIDDICK (858) 704-0170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MATRANGA & CORREIA, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

4180 LA JOLLA VILLAGE DRIVE #470, LA JOLLA, CA 92037
(Address) (City) (State) (Zip Code)

PROCESSED APR 09 2004 THOMSON FINANCIAL

RECD S.E.C. MAR 0 1 2004 555

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, CRAIG BIDDICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MISSION SECURITIES CORPORATION, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MISSION SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$ 4,933	$ 7,161
Cash deposits with clearing organization	10,000	10,000
Receivable from clearing organization	13,113	3,895
Total Current Assets	28,046	21,056
FIXED ASSETS		
Furniture and office equipment	28,520	28,520
Accumulated depreciation	(7,914)	(3,957)
Total Fixed Assets	20,606	24,563
OTHER ASSETS		
Rent deposit	2,900	2,900
Organization costs	970	970
Accumulated amortization	(970)	(970)
Total Other Assets	2,900	2,900
Total Assets	$ 51,552	$ 48,519

See accompanying notes and Independent Auditors' Report.

MISSION SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION (Cont.)
DECEMBER 31, 2003 AND 2002

LIABILITIES AND SHAREHOLDER'S EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts payable	$ 5,463	$ 2,694
Total Current Liabilities	5,463	2,694
LONG-TERM LIABILITIES	0	0
Total Liabilities	5,463	2,694
SHAREHOLDER'S EQUITY		
Capital stock, common, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	165,450	125,250
Accumulated deficit	(129,361)	(89,425)
Total Shareholder's Equity	46,089	45,825
Total Liabilities and Shareholder's Equity	$ 51,552	$ 48,519

See accompanying notes and Independent Auditors' Report.